Exhibit 99.1

PowerBank Analyzes Shifting Hyperscaler Energy Acquisition Strategies

Recent Acquisitions by Google and Amazon Signal New Era of Direct Infrastructure Ownership as Data Center Power Demands Accelerate

TORONTO, ONTARIO, January 28, 2026 – PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a North American renewable energy company focused on solar energy infrastructure, battery energy storage systems (BESS), with an intention to move into advanced data center solutions, today provides analysis on significant shifts in how major technology companies are securing power infrastructure to meet rapidly growing data center and artificial intelligence computing demands.

Over the past month, three of the world’s largest technology companies—Google, Amazon, and Meta—have announced major clean energy transactions representing distinctly different approaches to securing power supply. These developments underscore an accelerating transition in which hyperscalers are moving beyond traditional power purchase agreements (PPAs) to take direct ownership of generation assets and development portfolios, reflecting the urgency of meeting unprecedented energy requirements driven by artificial intelligence infrastructure expansion.

“The evolution we’re observing represents a fundamental restructuring of how digital infrastructure companies approach energy supply,” said Dr. Richard Lu, CEO of PowerBank Corporation. “When hyperscalers transition from purchasing power through conventional PPAs to acquiring operating companies and development portfolios outright, it signals that traditional utility timelines and capacity allocation mechanisms are no longer adequate to meet the scale and speed of their requirements. This creates both challenges and opportunities for independent power producers like PowerBank that can deliver solar and battery storage projects capable of supporting 24/7 data center operations.”

Implications for Independent Power Producers

The emergence of such large-scale and varied transactions creates multiple pathways for independent renewable energy companies to engage with hyperscaler demand. Companies with substantial development pipelines and operational expertise may become acquisition targets, while those with shovel-ready projects or operating assets may find opportunities for portfolio sales. Traditional PPA relationships remain viable, particularly for companies that prioritize capital efficiency and development velocity over long-term asset ownership.

PowerBank’s strategic positioning addresses multiple elements of this evolving market landscape:

●	Development pipeline of over one gigawatt across key North American markets
●	Proven track record of delivering over 100 megawatts of operational renewable energy projects, demonstrating execution capability

●	Expertise in battery energy storage systems (BESS) integration, critical for addressing the 24/7 power requirements of data center operations
●	Experience across distributed solar, community solar, and utility-scale projects, providing flexibility in transaction structure and deployment model
●	Planned expansion into advanced data center power solutions, including space-based computing infrastructure through the company’s collaboration with Orbit AI

Market Outlook and Growth Trajectory

The aggregate capital commitment represented by these three transactions—exceeding $4 billion in announced value1,2—illustrates the magnitude of investment flowing into renewable energy infrastructure to support digital economy growth. Industry projections indicate that data center power consumption in the United States alone could increase by 160% by 20303, driven primarily by artificial intelligence and machine learning workloads that require substantially more computational resources than traditional applications.

This demand trajectory is compounded by corporate sustainability commitments. Major technology companies have established aggressive carbon neutrality targets, typically seeking to achieve net-zero emissions by 2030 or earlier. Meeting these commitments while simultaneously expanding data center capacity creates an imperative for renewable energy deployment at unprecedented scale and velocity.

PowerBank expects these market dynamics to accelerate consolidation activity within the renewable energy sector, as hyperscalers seek to acquire both operating assets and development capabilities. The company views its diversified portfolio structure, technical expertise in solar-plus-storage systems, and strategic focus on data center power solutions as differentiating factors in this evolving competitive landscape.

“What we’re observing is not simply an increase in renewable energy procurement—it’s a structural transformation in how critical digital infrastructure secures its power supply,” Dr. Lu concluded. “PowerBank has positioned itself to participate across multiple transaction models, whether through traditional PPAs, project portfolio sales, or strategic partnerships. Our focus remains on delivering reliable, carbon-free energy solutions that enable the next generation of computing infrastructure while advancing the transition to sustainable energy systems.”

At this time PowerBank elected not to make an investment in Orbit AI and the terms of any remuneration for services PowerBank may provide Orbit AI have not yet been determined. PowerBank does not presently have any contracts with hyperscalers for power supply, sale of assets or a corporate transaction.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

Notes

[1]: Alphabet Investor Relations - Alphabet Announces Agreement to Acquire Intersect to Advance U.S. Energy Innovation

[2]: Amazon is acquiring one of the world’s biggest solar-storage projects | Latitude Media

[3]: AI is poised to drive 160% increase in data center power demand | Goldman Sachs

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; intentions of hyperscalers and large technology companies regarding power needs, contracts or acquisitions; the details of the collaboration with Orbit AI and its expected benefits; the Company’s contributions towards the collaboration with Orbit AI; the timelines for Orbit AI’s operations the Company’s growth strategies, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: t ; Orbit AI and the Company are able to agree on commercial terms for the announced collaboration; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: Orbit AI is unable to raise sufficient financing to complete its launch of satellites on the timelines proposed or at all; Orbit AI and the Company fail to agree on commercial terms for the announced collaboration; technical risks associated with Orbit AI’s planned operations; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation